January 14, 2011

Via Edgar Transmission

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attn: Brandon A. Hill, Larry Spirgel, Kathryn Jacobson, Kyle Moffatt

Re:

KeyOn Communications Holdings, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009

Filed December 1, 2010

Form 10-Q/A for the Quarterly Period Ended March 31, 2010

Filed December 7, 2010

Form 10-Q for the Quarterly Period Ended September 30, 2010

Filed November 15, 2010

File No. 001-33842

Ladies and Gentlemen:

On behalf of KeyOn Communications Holdings, Inc. (the “Company”), reference is made to the letter dated January 6, 2011 (the “Comment Letter”) from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding the Amendment to the Annual Report on Form 10-K/A of the Company for the fiscal year ended December 31, 2009, filed with the Securities and Exchange Commission (the “Commission”) on December 1, 2010 (the “Form 10-K/A”), the Amendment to the Quarterly Report on Form 10-Q/A of the Company for the quarterly period ended March 31, 2010, filed with the Commission on December 7, 2010 (the “Form 10-Q/A”) and the Quarterly Report on Form 10-Q of the Company for the quarterly period ended September 30, 2010, filed with the Commission on November 15, 2010 (the “Form 10-Q”). We have reviewed the Comment Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Comment Letter. The Company’s responses to the Comment Letter are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response thereto set forth immediately under such comment.

FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 29

1.

We note from footnote 6 that A. Robert Handell’s wife is a holder of shares of your common stock. Please tell us why she is a holder of your stock, whether they were issued directly to her by the Company, whether she is employed by the Company and in what capacity, and disclose her compensation, if any.

Securities and Exchange Commission

January 14, 2011

Response:

Mr. Handell’s wife holds shares of the Company’s common stock as a result of an issuance of stock due to Mr. Handell in May of 2007 that Mr. Handell requested be issued jointly in the name of “A. Robert Handell and Dani Jo Handell,” as tenants in common. Mrs. Handell does not hold any shares of the Company’s stock other than as described above. Mrs. Handell has been employed by the Company since February 2010, in the capacity of associate general counsel at an annual salary of $75,000.

FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2010

Controls and Procedures, page 26

2.

Please revise to provide your chief executive officer and chief financial officer’s conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, rather than September 30, 2010.

Response:

The Company is filing Amendment No. 2 to Form 10-Q/A which will revise Item 4T to reflect the conclusions of the Chief Executive Officer and Chief Financial Officer as of the end of the period covered by the report.

The Company will ensure that the disclosure relating to Controls and Procedures in all future filings will relate to the end of the period covered by the report.

FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2010

Fair Value of Financial Assets and Liabilities, page 11

3.	Tell us the nature of your investments in government agencies’ notes and why it would be appropriate to classify such investments within Level 1 of the valuation hierarchy.

Response:

The Company’s marketable securities as of September 30, 2010 include $1,998,450 invested in Fannie Mae Discount Notes maturing at various times through April 25, 2011, $3,747,850 in Freddie Mac Discount Notes maturing at various times through April 26, 2011 and $499,750 invested in Federal Home Loan Bank Discount Notes maturing on January 21, 2011. These securities are short-term, fixed income investments issued by government agencies purchased with an original issue discount in which the yield to maturity at the time of purchase was obtained from publicly available information and are held in a Company investment account at Morgan Stanley. These securities are also actively traded in the open market. Morgan Stanley provides the Company with the market value of these securities in a summary of portfolio holdings on a statement as of the end of each month based on market quotations received from Interactive Data Corporation. The prices reported are the prices at which the securities trade in the open market and represent the value of the securities as of the end of each applicable reporting period.

Consistent with Morgan Stanley’s valuation of similar agency issue debt securities, the Company values these securities using quoted market prices and categorized in Level 1 of the fair value hierarchy.

Securities and Exchange Commission

January 14, 2011

4.

Please disclose the significant assumptions and valuation methods used to determine the (change in) the fair value of derivative instruments which resulted in other income of $12.2 million for the nine months ended September 30, 2010. Refer to ASC Topic 820-10-50-2(c).

Response:

The Company notes the Staff’s observation with respect to its fair value disclosures and in future filings, the Company will provide a more robust discussion of the methods it uses to determine the fair value of the Company’s financial instruments and will also describe (a) the assumptions the Company uses to develop fair value and (b) how those assumptions relate to both the reporting date fair values reported in the Company’s balance sheet and changes in fair value reported in the Company’s results of operations.

The significant assumptions and valuation methods that the Company used to determine fair value and the change in fair value of the derivative financial instrument at issue are discussed in Note 7 (disclosure of Notes, Loans and Derivative Liabilities), which appears on page 18 of the notes to the Company’s consolidated financial statements.

In accordance with the provisions of ASC 815, the Company presented the conversion option liability at fair value on its balance sheet, with the corresponding changes in fair value recorded in the Company’s statement of operations for the applicable reporting periods. As disclosed in Note 7, the Company computed the fair value of the derivative liability at the date of issuance and the reporting date of September 30, 2010 using the Black-Scholes option pricing model with the following assumptions:

Input	February 5, 2010 (Issuance Date)	September 30, 2010 (Reporting Date)
Fair value of common stock	$2.90	$0.44
Exercise Price of Option	$0.75 -$1.50	$0.75
Term (years)	5	4.33
Volatility	55%	54.36%
Risk Free Interest Rate	2.23%	3.12%
Dividend Yield	0%	0%
Unit fair value	$2.24	$0.14
Shares issuable upon exercise	20,000,000	20,000,000
Aggregate fair value	$44,792,150	$2,792,233

Securities and Exchange Commission

January 14, 2011

The Company developed the assumptions that were used as follows: The fair value of the Company’s common stock was obtained from quoted market prices; the term represents the remaining contractual term of the derivative; the volatility rate was developed based on analysis of the Company’s historical stock price volatility and the historical volatility rates of several other similarly situated companies (using a number of observations that was at least equal to or exceeded the number of observations in the life of the derivative financial instrument at issue); the risk free interest rates were obtained from publicly available U.S. Treasury yield curve rates; the dividend yield is zero because the Company has not paid dividends and does not expect to pay dividends in the foreseeable future.

At the time the Company issued the convertible note on February 5, 2010, the Company bifurcated the derivative from its debt host in accordance with ASC 815. The issuance date fair value of the derivative amounted to approximately $44 million, which exceeded the $15 million of proceeds received by the Company upon the issuance of the convertible secured note. As a result, the Company recorded a $29 million charge to the statement of operations for the difference between the fair value of the derivative at the issuance date of the note transaction and the proceeds received from the note holder. The carrying amount of the derivative was adjusted to its fair value of $2,792,233 at September 30, 2010.

The overall decrease in the fair value of the derivative amounted to $41,999,917 between February 5, 2010 and September 30, 2010. The decrease was recorded in the Company’s statement of operations for the nine months ended September 30, 2010. As a result, the Company recorded $12.2 million of other income which includes the difference between the $29 million charge recorded upon the issuance of the convertible note on February 5, 2010 and the approximately $42 million decrease in its fair value through September 30, 2010. The decrease in the fair value of the derivative is principally attributable to the reduction in the price of the Company’s common stock from February 5, 2010 through September 30, 2010. The fair value of the Company’s common stock amounted to $2.90 on February 5, 2010 and decreased by 85% to a fair value of $0.44 on September 30, 2010. Further, the conversion option was in the money at its date of issuance with an intrinsic value of $2.15 per share and was out of the money by $0.31 per share at September 30, 2010.

As noted above, the Company will provide a more robust discussion of the methods used to determine the fair value as part of its fair value disclosures in future filings.

Pro Forma Combined Statement of Operations, page 15

5.

We note that even though your pro forma presentation was premised on the acquisition of businesses as if they had taken place at the beginning of each of the periods presented, your pro forma revenues declined on a year-over-year basis. However, your financial statements on page 3 reported year-over-year revenue increases, even though you did not receive the full benefit from the 2010 acquisitions until the three months ended September 30, 2010. Please reconcile these inconsistencies.

Securities and Exchange Commission

January 14, 2011

Response:

The Company acknowledges the Staff’s observations regarding the Company’s condensed pro-forma financial information and advises the Staff that the information is accurate. The Company’s year-over-year consolidated revenues (including the acquired businesses) increased only moderately by approximately $77,000 from approximately $5.3 million for the nine months ended September 30, 2009 to approximately $5.4 million for the nine months ended September 30, 2010. The reason that pro-forma revenues show a decrease of approximately $1.4 million from approximately $8.0 million for the nine months ended September 30, 2009 to approximately $6.6 million for the nine months ended September 30, 2010 is due to the fact that the Company’s core revenues, (revenues of the base business operated throughout 2009 and 2010) declined as a result of a net reduction in its subscriber base. This trend was prevalent across the industry and is reflected in each of the businesses we acquired. These businesses also experienced year-over-year annual declines in revenues resulting from net subscriber decreases, among other things, as demonstrated by the pro forma table below. The decrease in revenues of the acquired businesses began prior to their acquisition by the Company, and is typically a catalyst for the transaction. The following table provides a comparison of the pro-forma revenues by business unit for each of the periods presented:

	Nine Months Ended September 30, 2010			Nine Months Ended September 30, 2009
Business Unit	Actual	Pro-Forma	Combined	Actual	Pro-Forma	Combined

KeyOn Core	$4,548,977		$4,548,977	$5,323,234		$5,323,234

Affinity	$158,132	$22,370	$180,502		$213,631	$213,631

RidgeviewTel	$59,259	$41,598	$100,857		$112,558	$112,558

DYBB	$523,097	$817,921	$1,341,018		$1,754,164	$1,754,164

TS Wireless	$62,732	$140,449	$203,181		$315,954	$315,954

SW Net	$48,063	$165,776	$213,839		$281,798	$281,798

Total	$5,400,260	$1,188,114	$6,588,374	$5,323,234	$2,678,105	$8,001,339

Revenues being generated from the Company’s core markets declined throughout 2009 because of the limited capital resources we had available to organically grow our subscriber base through sales and marketing and brand visibility initiatives. As a result, the Company lost more subscribers than we added during the period presented. The Company disclosed the decline in revenues and reasons for the decline in the number of subscribers in its quarterly filings throughout 2009. As the Company raised capital through the issuance of the secured promissory note in February 2010, the Company executed upon its strategy of acquiring other wireless broadband businesses as the most capital-efficient means to reverse the decline in revenues experienced in the prior year. In addition, the Company also renewed its efforts to increase its organic growth initiatives in its core markets, however, the effect of such organic growth initiatives has not yet been realized. As a result, the Company’s revenues grew slightly, on a year-over-year basis for the nine months ended September 30, 2010 as compared to the nine months ended September 30, 2009 when you take into consideration the fact that our core revenues decreased by approximately $774,000 and revenues from acquired businesses amounted to approximately $851,000.

Securities and Exchange Commission

January 14, 2011

Note 5 – Property and Equipment, page 15

6.

Per the last paragraph on this page, it appears that you entered into capital lease arrangements amounting to $3.8 million as of September 30, 2010, which accounted for most of the increase in your property and equipment. However, both the balance sheet on page 2 and Note 8 do not report any corresponding increase in capital lease obligations. Please reconcile the inconsistencies between the balance sheet and Notes 5 and 8.

Response:

The amount disclosed in Note 5 to the Company’s consolidated financial statements represents the total amount of fixed assets financed under capital leases without regard to when the assets were acquired or the amount of accumulated depreciation recorded on those assets. The details of those assets and the year they were acquired are as follows:

Year of Agreement	Detail of Assets Financed	Amount
2004	Subscriber and Tower Site Equipment	$140,491
2005	Subscriber and Tower Site Equipment	155,090
2006	Software	33,013
2006	Subscriber and Tower Site Equipment	847,581
2007	Vehicles	81,899
2007	Subscriber and Tower Site Equipment	1,332,174
2008	Subscriber and Tower Site Equipment	898,811
2009	Subscriber and Tower Site Equipment	126,794
2009	Computer and Office Equipment	9,853
2010	Subscriber and Tower Site Equipment	231,619
	Total of Fixed Assets Financed with Capital Leases	$3,857,325

In future filings the Company will modify this disclosure to clarify the gross and net amount of fixed financed under capital lease obligations including the amount of assets capitalized during the applicable reporting periods.

Securities and Exchange Commission

January 14, 2011

Liquidity and Capital Resources, page 30

7.

Refer to your Statements of Cash Flows. It is unclear to us as to why, despite your revenue growth, net cash outflows from operating activities increased significantly from $1.4 million as of September 30, 2009 to $3.1 million as of September 30, 2010, and your loss from operations worsened from $2.9 million to $5.5 million for the same periods ended. Addressing your operating cash outflows and losses from operations, please tell us why you believe that your cash and cash equivalents will be sufficient to meet your working capital requirements through at least October 1, 2011.

Response:

The Company’s net cash outflows from operating activities amounted to $ 3,069,510 for the nine months ended September 30, 2010. These net cash outflows included approximately $1 million of non-recurring professional fees incurred in connection with submitting the Company’s applications for rural broadband expansion projects under Round Two of the American Recovery and Reinvestment Act of 2009. The majority of the Company’s expenses are either fixed or discretionary and tend not to fluctuate significantly based on its revenues or any seasonal trends. Accordingly, normalized cash burn rate for the nine months ended September 30, 2010, after giving effect to these non-recurring charges, is approximately $2.1 million. On a quarterly basis, cash used in operating activities amounted to approximately $1.2 million during each of the quarters ended March 31, 2010 and June 30, 2010 and approximately $700,000 during the quarter ended September 30, 2010, before any non-recurring charges. Non-recurring charges in each of these quarters amount to approximately $780,000, $230,000 and $0, respectively.

The Company believes that the amount of cash used in operations, net of the non-recurring expenses during the most recent quarterly period reflects the amount of cash that the Company expects to burn under normal operating circumstances for the quarterly periods ending on December 31, 2010, March 31, 2011, June 30, 2011 and September 30, 2011. As a result, the Company has forecasted that operating cash outflows will amount to approximately $2.7 million through September 30, 2011. The Company also has approximately $2.0 million of liabilities due under financing arrangements through September 30, 2011 and projects that capital expenditures will amount to approximately $1.4 million through the same period. As a result, the Company anticipates that its aggregate cash outflows will amount to approximately $6.1 million as compared to its cash and liquid marketable securities that are available which amount to an aggregate of $6.9 million. If necessary the Company can also make discretionary reductions in certain capital expenditures and curtail certain costs to reduce cash outflows. The Company further believes that the excess of capital resources over of its projected cash outflows, which amounts to approximately $800,000, is sufficient to address any non-discretionary expenses that might arise as a result of unforeseen circumstances and that as a result, the Company’s capital will enable it to sustain operations through at least October 1, 2011.

Item 4T. Controls and Procedures, page 31

Disclosure Controls and Internal Controls, page 31

8.

We note your statement during the year ended December 31, 2009 you took steps to correct previously reported material weaknesses, one of which was consolidating all legacy systems into a single unified accounting system. Tell us the steps you have taken during the nine months ended September 30, 2010 to consolidate the legacy systems since December 31, 2009. Further, since you had five significant acquisitions during the nine months ended September 30, 2010, please tell us how you were able to consolidate the systems of those acquired entities as well. Explain in detail why you believe that you were able to provide financial statements that are fairly presented in accordance with U.S. GAAP based on your disclosed material weaknesses which would imply that you would have issues preparing financial statements in accordance with U.S. GAAP and SEC rules and regulations.

Securities and Exchange Commission

January 14, 2011

Response:

The Company has taken several significant steps during the nine months ended September 30, 2010 to consolidate the legacy systems of its core business and those of its acquired entities. These steps include, among others, upgrading the Company’s main accounting system (MAS200), designing and implementing a new chart of accounts, expanding the capability of the system by adding several software modules that have enabled the Company to streamline its closing process, eliminate certain manual record-keeping procedures and track and manage its fixed assets in a more effective and efficient manner. In addition, the Company eliminated certain legal subsidiaries from its reporting structure in the fourth quarter of 2010, which will enable the Company to eliminate certain steps from its closing procedures that previously increased the amount of time that was needed to produce its reports. The Company believes that the streamlining of its procedures and the reduction of manual processes has enabled the Company to reduce the susceptibility of its financial statements to error that previously occurred from having strained the Company’s resources.

The Company relies on successfully acquiring and integrating similarly situated wireless broadband companies as one of its key growth strategies. Its ability to identify, negotiate and consummate these acquisitions has been a key driver of the Company’s revenue and subscriber growth in 2010. In making these acquisitions, however, the Company integrates the acquired subscriber bases and network assets into its existing systems, rather than continuing to use the target companies’ systems on a stand-alone basis, which would require the Company to manually consolidate the results of the target companies with its own. The Company’s integration team integrates acquired assets (such as subscribers and network elements, including base station access points and backhaul radios) into its own systems, as opposed to having to rely on multiple systems or discreet systems used by any of the acquisition targets. Consequently, prior to or shortly after consummating acquisitions, billing, network management and customer care is performed using the Company’s existing systems and personnel, rather than relying on the systems of the acquisition target as referenced in the Staff’s comment.

The Company also acknowledges the Staff’s observation that the Company has disclosed the fact that it has material weaknesses in its internal control over financial reporting.  The Company has determined that such weaknesses affected its ability to (i) generate data in a form and format that facilitates the timely analysis of information needed to produce financial reports and (ii) apply complex accounting and financial reporting disclosure rules as required under various aspects of generally accepted accounting principles in the United States (“U.S. GAAP”) and Commission reporting regulations such as those relating to accounting for business combinations, stockholders equity transactions, derivatives and income taxes. The Company also has limited segregation of duties and it is becoming increasingly necessary for the Company to divide certain custodial, recordkeeping and authorization functions between its Chief Financial Officer, Controller, and supporting staff to mitigate the risk of material misstatements.  The Company also determined that these weaknesses might increase the risk of a material misstatement to its financial statements and that, because of this potentiality, the Company had an obligation to report this information to the investing public in the interests of full and candid disclosure.

Securities and Exchange Commission

January 14, 2011

However, notwithstanding the aforementioned weaknesses and the potential risk they posed, the Company concluded that only one of the weaknesses would in fact require a revised presentation of the Company’s financial statements. As the Staff is aware, the Company amended its Quarterly Report on Form 10-Q for the period ended March 31, 2010 in order to correct the accounting for an embedded derivative that should have been bifurcated for our secured convertible promissory note. The Company took immediate action to file a Current Report on Form 8-K and undertake the process of making the correction as soon as it became aware of the error. In the Form 10-Q/A, filed with the Commission on December 7, 2010, the Company properly accounted for the derivative liability in accordance with U.S. GAAP and applicable Commission rules and regulations. Since the time of the restatement, the Company has taken certain steps to mitigate the risk of errors that could occur from entering into complex transactions, which include completing both a legal and accounting review of these transactions prior to issuing the Company’s reports to ensure their proper treatment has been identified. Moreover, the Company has relied on a number of factors and mitigating measures the Company instituted during the periods covered by and subsequent to the report, including, without limitation, the following:

•

The Company’s Chief Financial Officer, Corporate Controller and Chief Executive Officer individually and collectively, reviewed and approved all of the Company’s transactions to ensure that they were recorded completely and accurately, notwithstanding the fact that the Company’s current staffing levels makes it more challenging to close its books and records on a timely basis.

•

Each of the Company’s Corporate Controller, Chief Financial Officer and Chief Executive Officer performed a comprehensive review of the financial information contained in its filings with the Commission to ensure that (i) all material disclosures were made and that no material disclosures had been omitted, (ii) the information presented in the Company’s reports was corroborated by the information contained in its underlying books and records for the periods presented, and (iii) the Company identified appropriate accounting treatments for its complex equity-based transactions and that such disclosures were made to enhance the clarity of the Company’s report.

While the Company understands that because of its inherent limitations, internal control over financial reporting provides reasonable and not absolute assurance as it relates to preventing or detecting misstatements, the Company believes that the factors and mitigating measures enumerated above enabled the Company to provide reasonable assurance that (i) the transactions underlying its financial statements were recorded accurately and completely and (ii) the Company identified all material disclosures that were necessary for a fair presentation of its financial statements in accordance with U.S. GAAP.  Thus, the Company re-affirms its belief that the financial statements, and other financial information included in the report, fairly present in all material respects its financial condition, results of operations and cash flows as of, and for, the periods presented in such report.

Securities and Exchange Commission

January 14, 2011

Moreover, it is as a result of its understanding of these limitations and the Company’s internal discipline in correcting them that resulted in its initial restatement of the Company’s quarterly report ended March 31, 2010. The Company will continue to mitigate these risks by consulting with the Company’s board of directors, its outside counsel and specialists or consultants as applicable. The Company informs the Staff that the discussion of its disclosure and internal controls in future filings will be updated and clarified to reflect the foregoing.

If you have any further comments or questions concerning this response, please contact the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner

Rick A. Werner, Esq.

Direct Phone Number: (212) 659-4974

Direct Fax Number: (212) 884-8234

rick.werner@haynesboone.com

cc:	Jonathan Snyder, KeyOn Communications Holdings, Inc.
Jason Lazar, KeyOn Communications Holdings, Inc.